Exhibit 99.1

Aether Global Announces Loan Agreement

Vancouver, B.C. – TheNewswire - May 3, 2024 – Aether Global Innovations Corp. (CSE:AETH) (OTC:AETHF) (Frankfurt:4XA) (WKN#A2N8RH), a leader in drone management and automation, announces it has entered into a loan agreement (the “Loan Agreement”) dated April 30, 2024 with an arm’s length lender for the principal amount of $30,000.00 (the “Loan”).

The Loan will bear interest at the rate of 12% per annum and is due in full on June 30, 2024.  The Loan includes the option of conversion to common shares of the Company equal to 100% of the principal amount of the loan plus all outstanding interest at the lowest price per share allowable under the policies of the CSE.  The Company will issue a loan bonus of 50,000 common shares to the lender.

About Aether Global Innovations Corp.:

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company focusing on three critical areas for infrastructure and large public and private facilities: drone management and surveillance monitoring, automation and integration for flight planning and innovative sensor payloads, and drone base station infrastructure and technology for autonomous self-landing, power charging, and takeoff. Learn more at www.aethergic.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. WIRE SERVICES